Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 1

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated April 10, 2008)

$3,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due December 15, 2037

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated April 10, 2008, relating to the offer and sale from time to time by certain selling securityholders of up to $3,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due December 15, 2037 and any shares of Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus dated March 16, 2006 and prospectus supplement dated April 10, 2008 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus dated March 16, 2006 or in the prospectus supplement dated April 10, 2008.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 10, 2008 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is April 23, 2008

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated April 10, 2008 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated April 10, 2008 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated April 10, 2008 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Alembic Ltd.(3)	111,000	111,000	838		838	0	0
Captive Investors Fund(3)	2,927,000	2,927,000	22,108		22,108	0	0
CGNU Life Fund(4)	1,400,000	1,400,000	10,574		10,574	0	0
Commercial Union Life Fund(4)	1,700,000	1,700,000	12,840		12,840	0	0
Fortis Bank UK(5)(6)	11,000,000	11,000,000	83,085		83,085	0	0
Government of Singapore Investment Corporation Pte Ltd	8,000,000	8,000,000	1,499,587		60,426	0	1,439,161
GPC LIX, LLC(7)	2,065,000	2,065,000	15,597		15,597	0	0
HFR RVA Combined Master Trust(7)	718,000	718,000	5,423		5,423	0	0
Norwich Union Life and Pensions(4)	3,500,000	3,500,000	26,436		26,436	0	0
Performa International Convertible Bond Fund(3)	5,995,000	5,995,000	45,281		45,281	0	0
President & Fellows of Harvard College(8)	10,000,000	10,000,000	476,689	(9)	75,532	0	401,157	(9)
Privilege Portfolio SICAV(4)	10,000,000	10,000,000	75,532		75,532	0	0
S.A.C. Arbitrage Fund, LLC(10)	135,000,000	135,000,000	1,073,129		1,019,682	0	53,447
Swiss Re Financial Products Corporation(11)	367,950,000	367,950,000	2,813,526		2,779,200	0	34,326
Tricor Re Investment Fund(3)	967,000	967,000	7,304		7,304	0	0
Wachovia Capital Markets, LLC(5)(12)	22,500,000	22,500,000	169,947		169,947	0	0
Whitebox Diversified Convertible Arbitrage Partners, LP(7)	5,000,000	5,000,000	37,766		37,766	0	0
Whitebox Hedged High Yield Partners, LP(7)	14,717,000	14,717,000	111,160		111,160	0	0

(1)

Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 7.5532 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)

Shawn T. Murphy is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(4)	David Clott is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(5)	This selling securityholder has identified itself as a broker-dealer.

(6)	Eric Smadja is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(7)	Andrew Redleaf is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and the shares of Common Stock issuable upon conversion of the notes.

(8)

Harvard Management Co. is a wholly owned subsidiary of, and investment advisor, to this selling securityholder. As such, certain officers of Harvard Management Co., as well as the Treasurer of Harvard University, have voting rights and investment control over securities beneficially owned by this selling securityholder.

(9)

Consists of $40,000,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 issued by Prudential Financial. The 383,848 shares of our Common Stock beneficially owned by this selling securityholder were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes. This selling securityholder holds an additional 17,309 shares of our Common Stock.

(10)

Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”) share all investment and voting power with respect to the notes and the shares of Common Stock issuable upon conversion of the notes held by this selling securityholder. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. For purposes of the reporting requirements of the Exchange Act, SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to be the beneficial owners of the notes and the shares of Common Stock issuable upon conversion of the notes; however, SAC Capital Advisors, SAC Capital Management and Mr. Cohen expressly disclaim that they are, in fact, such beneficial owners.

(11)	This selling securityholder has identified itself as an affiliate of a broker-dealer.

(12)

Wachovia Corporation, a publicly held entity, is the parent company of this selling securityholder. Prudential Financial has a minority interest in Wachovia Securities Financial Holdings, LLC, a retail securities and clearing operation, which is a joint venture controlled by Wachovia Corporation.